UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Biovail Corporation

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

09067J109

(CUSIP Number)

August 27, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09067JI09	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Barry M. Skinner, not individually but solely as the Enforcer of the Edgewater Star Trust, the Breakwater Star Trust and the South Point Star Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5 SOLE VOTING POWER 9,408,232
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 9,408,232
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,408,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 09067JI09	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Biovail Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

7150 Mississauga Road Mississauga, Ontario L5N 8M5 Canada

Item 2	(a).	Name of Person Filing:

This Statement on Schedule 13G is being filed by Barry M. Skinner, solely in his capacity as the enforcer of the Trusts (“Mr. Skinner”) of each of the Edgewater Star Trust, the Breakwater Star Trust and the South Point Star Trust, each trust formed under the laws of the Cayman Islands (collectively the “Trusts”). As a result of changes in the trustees and enforcers of the Trusts completed in August 2008, Genesis Trust & Corporate Services, Ltd., became the sole trustee of the Trusts and Mr. Skinner became the sole enforcer of the Trusts (“Enforcer”). Under the trust agreements for the Trusts, the Enforcer has the sole dispositive power and the sole voting power for the shares of Common Stock of the Issuer currently held by the Trusts.

The Trusts were settled during 2004 and 2005 by Mr. Eugene Melnyk (“Mr. Melnyk”). Mr. Melnyk is a former director and officer of the Issuer and remains a shareholder of the Issuer. As of the date of this Schedule 13G, the Trusts, through holding companies owned by them, held shares of Common Stock of the Issuer in the following amounts: 2,294,940 shares owned by the holding company for the Edgewater Star Trust; 3,495,841 shares owned by the holding company for the Breakwater Star Trust; and 3,617,451 shares owned by the holding companies for the South Point Star Trust. Mr. Melnyk has previously disclaimed that he is the beneficial owner of any shares of Common Stock held by the Trusts.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Mr. Skinner is: Number 2 Rendezvous Road, Worthing, Christ Church, Barbados, BB1 5006.

Item 2	(c).	Citizenship:

Mr. Skinner is a citizen of Canada.

Item 2	(d).	Title of Class of Securities:

Common Shares, no par value (“Common Stock”)

Item 2	(e).	CUSIP Number:

09067J109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 09067JI09	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

9,408,232 shares of Common Stock

(b) Percent of class:

5.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

9,408,232

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

9,408,232

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 09067JI09	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2008

By:	/s/ Barry M. Skinner
Name:	Barry M. Skinner, not individually but solely as Enforcer of the Edgewater Star Trust, the Breakwater Star Trust and the South Point Star Trust